May 25, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exceed World, Inc.

Form S-1

Filed April, 21, 2016

File No. 333-210848

To the men and women of the SEC:

On behalf of Exceed World, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 18, 2016 addressed to Mr. Tomoo Yoshida, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on April 21, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Given the nature of the offering and your relationship to the selling shareholders, it appears that the transaction is a primary offering to the public with the selling shareholders acting as underwriters. Please revise your disclosure to identify your selling shareholders as underwriters in the appropriate sections of your registration statement.

Company Response:

To state that the selling shareholders besides Tomoo Yoshida are deemed to be underwriters in this offering would be a misstatement of fact as based on the circumstances. The selling shareholders except Tomoo Yoshida have no relationship with the Company or Mr. Tomoo Yoshida. These selling shareholders also have no intention to effect a distribution. Each of the selling shareholders listed besides Mr. Yoshida is only having registered for resale 0.66% of the total resale shares. This is an extremely insignificant percentage and should evidence the fact they are in no way a conduit to the Company to effect a primary offering. Due to the quantity of shares being registered for resale however, on behalf of Mr. Tomoo Yoshida, and due to his relationship with the Company we have added on page 1, 3, and 17 that Mr. Tomoo Yoshida is deemed to be an underwriter in this offering.

2. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Company Response:

Per Rule 405 of Regulation C a shell company is defined as an entity with:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We disagree that we have nominal operations and assets. We have a bona fide business plan, actual inventory in the amount of $9,995, and since our initial S-1 filing we have executed the agreement with Exceed Japan Co., to supply us products for resale.

Per the definition of a “shell company” we recognize that “nominal operations” and “nominal assets” are opinionated, however in the Company’s opinion our assets (which we feel are more than nominal), our current level of operations (which is also, in our opinion, more than nominal), and our finalized agreement with Exceed World Japan are reason for us to not be considered a shell company per the definition of Rule 405 of Regulation C.

Prospectus Cover Page

3. Please revise your cover page to indicate that Mr. Yoshida will continue to have a controlling interest in the company following the offering.

Company Response:

We have added the above disclosure. Please see Prospectus Cover Page on page 1.

Prospectus Summary, page 1

4. Please revise your summary to include a brief description of your intended business. Please ensure that your business summary clearly states that you have no customers and no revenues to date and that you have not otherwise meaningfully commenced your proposed business operations. In addition, your discussion should include your intended business strategy, the time frame for implementing future plans, the steps involved, the associated costs and any obstacles before you can commence operations.

Company Response:

We have added the following information under Prospectus Summary on page 2: “E&F Co., Ltd. is our wholly owned subsidiary through whom we operate exclusively at this time. E&F intends to sell health related consumer goods to distributors and consumers alike. At this time E&F intends to operate under the operational model of “drop shipping.” E&F will sell products, however we will not physically hold any inventory with the exception of samples for display purposes. After a purchase order has been filled out by a consumer the product will be shipped out by E&F’s supplier, Exceed Japan Co., Ltd. rather than Exceed World, Inc. At this point E&F will send a portion of the proceeds from the sale of any our products directly to Exceed Japan Co., Ltd., our supplier.

At present we have no customers, have not generated any revenue, and our business plan has not been fully carried out. Our marketing strategy will be conducted simultaneously across various media in order to try and reach as many potential clients as possible. We will have a company website which displays all of the products we have available at any given time and how much each item costs.

First and foremost we have plans to hire additional employees, initially around three to five employees, who can assist with customer service and other related business activities. Additionally, we will establish definitive contracts with our targeted suppliers, and ideally additional suppliers down the line who are as of yet unidentified. We anticipate there will not be any cost associated with this step and it will be an ongoing process. Following, or perhaps alongside, this step we plan to finalize our plans for our company website and marketing plan. We anticipate this will last for around three to four months, and will cost around $20,000. Any difficulties along the way, aside from producing the capital for these activities, are as of this point in time unforeseen. For further clarification on our future plans, please see the section further in titled “Future Plans”.”

Risk Factors, page 8

5. We note your disclosure elsewhere in your registration statement that Mr. Yoshida is currently funding the company but that he has no obligation to do so. Please add a risk factor indicating that Mr. Yoshida is under no obligation to fund the company and address the consequences if Mr. Yoshida ceases funding.

Company Response:

We have added the following risk factor on page 9:

“Our sole officer and director, Tomoo Yoshida, is currently funding the operations of the Company. However, he is under no obligation to do so in the future.

In the event that our sole officer and director, Tomoo Yoshida, should choose to cease funding out Company we would be forced to either find funding from another source or, in a worst case scenario, cease operations entirely. In the event that we can not secure funding on terms which we deem reasonable, investors may lose part or all of their investments if the Company is forced to cease operations. “

6. It appears that you plan to sell various supplements to consumers. Please include a risk factor disclosing any side effects of your products.

Company Response:

We have added the following risk factor to page 8:

“We offer an array of supplements for sale, and any adverse side effects from the consumption of our supplements may create legal difficulties for our Company.

While we are not presently aware of any adverse side effects from our products, and they have been fully tested and studied by our supplier Exceed World, in the event that a consumer faces adverse side effects we did not properly disclose we may be subject to lawsuits and additional consequences. In the event that our products are deemed unsafe, at the minimum there would be substantive damage to our Company reputation and we would need to either ensure the future safety of our products or identify an entirely new line of products altogether to replace the existing line. In a worst case scenario legal consequences may force us to cease operations entirely, in which case investors may lose part or all of their investment. “

7. You include two risk factors regarding pending agreements with Exceed Japan Co and Aju Co. Please revise to include more detail regarding these pending agreements and explain why these agreements are material to your business and when you anticipate finalizing such agreements.

Company Response:

We have consummated our agreement with Exceed Japan Co. and provided more information on page 9.

Description of Business, page 13

8. Please describe in greater detail your plans for obtaining a storefront or developing an online retail space. You should discuss the anticipated timeline, estimated costs and how you plan to obtain funding.

Company Response:

We have added the following clarification for developing our online retail space on page 14: “In order to complete our website and online retail space we require the assistance of a website design team, who will begin work on completing the project. The exact details of which step will be completed at which time we will have to evaluate after we hire on the website professional and get his/her professional opinion. At present funds for this step are planned to be contributed by our officer and sole director, although he is under no legal obligation to provide these funds."

We have added the following clarification to references of a potential storefront location on page 13: “At this point in time E&F has a definitive plan for acquiring an online marketplace and website but does not have a concrete plan for acquiring a storefront. In the future, as operations progress and revenue is generated, it is an option which we may begin exploring but there can be, at this time, no guarantees.”

9. We note your disclosure that you have a verbal agreement with your supplier which you are formalizing in writing. Please disclose the material terms of this agreement including relevant payment, term and termination provisions.

Company Response:

We have included the agreement herein as exhibit 10.2. We have added the following on page 13: “Currently, we have an active agreement with our supplier Exceed Japan Co. Ltd. to sell us the above products. The above represents the current prices of the products available to us for purchase and resale. It should be noted that Exceed Japan Co., Ltd. may increase or decrease these prices without our approval. It would be at our discretion to continue to purchase and resell these products should there be any price change.”

Additionally, we have added the following risk factor on page 9:

“Currently, we have an active agreement with our supplier Exceed Japan Co. Ltd. to sell us various health related products and supplements.

Our agreement with Exceed Japan Co. Ltd. allows us to sell and distribute the health supplements Pure Esala, Popoca, Le Jeune, and Magic Soap in Bath. The term of the agreement is three years and will automatically renew unless otherwise decided upon by either party. The price of the products will be determined at a later date via separate agreements or purchase orders.

Our agreement with Exceed Japan Co., Ltd. does not forbid Exceed Japan Co. Ltd. from altering the price of the products we currently intend to purchase from them and offer for resale. Any increase or decrease in the prices of the goods we intend to purchase from them for the purpose of resale may impact our net profit, and may negatively impact our business operations. We may have to increase our own prices if our supplier chooses to increase the price of the products we first purchase from them. This may cause us to make less sales to consumers who could otherwise find better alternative products at more competitive prices.”

The following risk factor has been deleted on page 9:

“ Our agreement with Exceed Japan Co., Ltd. is pending and no documentation has been signed, as of the date of this prospectus, consolidating such an agreement.

In the event that we are unable to formalize our pending agreement with Exceed Japan Co., Ltd. then we may be forced to secure an alternative agreement with another supplier of health and health related products.”

Selling Shareholders, page 16

10. Please disclose any position, office or other material relationship which any of the selling shareholders has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Company Response:

There is no material relationship among the selling shareholders and the Company that is not already disclosed on page 16.

Signatures

11. Please have the registration signed by your authorized representative in the United States. See Instruction 1 to Signatures on Form S-1.

Company Response:

The Company’s duly authorized representative in the United States has signed the Registration Statement. Please contact the undersigned at (401) 440-9533 if you have any questions or need further information.

Exhibit 5.1

12. We note that the legal opinion states that the shares being registered for resale are “newly issued” and that “when issued” they will be duly and validly issued, duly authorized, fully paid and non-assessable. Because the shares being registered are already outstanding, the legal opinion should state that the shares are currently legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h.of Staff Legal Bulletin No. 19 (October 14, 2011).

Company Response:

We have included a revised opinion letter provided by counsel.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 25, 2016

/s/ Tomoo Yoshida

Tomoo Yoshida

Chief Executive Officer